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During the period ended October 31, 1996, the Fund adjusted the classification of net investment income and capital gain (loss) to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. During the period ended October 31, 1996, amounts have been reclassified to reflect a decrease in paid-in capital of $49,014, an increase in accumulated net realized gain of $48,912 and an increase in undistributed net investment income of $102.